EXHIBIT 12-1

Computation of ratios
(Dollars in thousands)

	Twenty-eight weeks Ended
	August 12, 2002	August 13, 2001
Income (loss) before fixed charges:
Income (loss) before income taxes and cumulative effect of accounting change for goodwill	$21,822	$(72,048)
Fixed charges	40,943	48,752

	$62,765	$(23,296)

Fixed charges:
Interest expense	$24,222	$35,031
Interest expense component of rent expense (1)	16,721	13,721

	$40,943	$48,752

Deficiency of earnings to cover fixed charges	N/A	$72,048
Facility action charges, net	3,633	58,707

Deficiency of earnings to cover fixed charges excluding facility action charges, net	N/A	$13,341

Fixed charges coverage ratio	1.5X	N/A

(1)	Calculated as one-third of rent expense